SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68244P107

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 68244P107	13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,714,362*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

*	Fundamental Global Investors, LLC may also be deemed to be the beneficial owner of 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A (the “Preferred Stock”), that are directly held by Fundamental Global Partners Master Fund, LP, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 450,656*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

*	Fundamental Global Partners Master Fund, LP also directly holds 34,620 shares of the Company’s Preferred Stock, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 738,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 738,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 738,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 477,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,038,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,038,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,038,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,333
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 3,333
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,717,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68244P107	13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,333
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 3,333
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,717,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68244P107	13D	Page 11 of 20 Pages

This Amendment No. 11 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 11”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 11, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (iv) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (v) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), (vi) FGI 1347 Holdings, LP, a Delaware limited partnership (“FGIH”), (vii) Fundamental Global Investors, LLC, a North Carolina limited liability company, (viii) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (ix) FGI Funds Management, LLC, a Florida limited liability company, (x) Mr. Joseph H. Moglia, (xi) Mr. D. Kyle Cerminara, (xii) Mr. Lewis M. Johnson, (xiii) Ballantyne Strong, Inc., a Delaware corporation (“BTN”), and (xiv) BK Technologies, Inc., a Nevada corporation (“BKTI”).

The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPM, FGAA, FGGM, FAFI and FGIH is serving as a private investment fund. The principal business of FGPP is serving as a private investment fund that serves as a feeder fund to FGPM. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP, FGPM, FGGM, FAFI and FGIH. The principal business of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), a Florida limited liability company (“CWA”), is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Chief Executive Officer and Chairman of the Board of Directors of BTN. The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of Fundamental Global Investors, LLC, FGPP and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of each of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of each of FAFI, FGIH, FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara is also the Chief Executive Officer and Chairman of the Board of Directors of BTN, Chairman of the Board of Directors of BKTI and Chairman of the Board of Directors of the Company. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC and is also a member of the Board of Directors of BTN, the Co-Chairman of the Board of Directors of BKTI, and the Co-Chairman of the Board of Directors of the Company. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC and Co-Chief Investment Officers of CWA.

CUSIP No. 68244P107	13D	Page 12 of 20 Pages

Bill Beynon, Blaine Ferguson and Messrs. Cerminara and Johnson are managers of CWA. Each of these individuals is a U.S. citizen. Messrs. Beynon and Ferguson are the co-founders of CWA, and their principal occupations are serving as managers of CWA. Their business address is c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109.

BTN is a Delaware corporation, with its principal executive offices located at 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154. BTN is a holding company with diverse business activities focused on serving the cinema, retail, financial and government markets. BTN and its subsidiaries design, integrate, and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

BKTI, formerly known as RELM Wireless Corporation, is a Nevada corporation, with its principal executive offices located at 7100 Technology Drive, West Melbourne, Florida 32904. BKTI designs, manufactures and markets wireless communications products consisting of two-way land mobile radios, repeaters, base stations and related components and subsystems. BKTI offers products under the brand names BK Technologies, BK Radio and RELM. Generally, BK Technologies and BK Radio-branded products serve the government and public safety market, while RELM-branded products serve the business and industrial market. BKTI is the sole limited partner of FGIH.

Information regarding the identity and background of each executive officer and director of BTN and BKTI is set forth on Schedule A and Schedule B to this Statement, respectively. Each of the individuals identified on Schedule A and Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $3,455,005; FGAA, $38,969; FGGM, $33,118; FAFI, $5,772,504; FGIH, $3,740,789; BTN, $7,711,566; Mr. Cerminara, $26,003; and Mr. Johnson, $27,746. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases of Common Stock by CWA’s customers was approximately $530,597. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers.

Item 4. Purpose of Transaction.

On July 31, 2018, FGPM purchased 37,500 shares of the Company’s common stock and FAFI purchased 37,500 shares of the Company’s common stock from Mendakota Casualty Company, an affiliate of Kingsway America Inc., in a privately negotiated transaction, at a price of $7.131 per share. The purchases were effected pursuant to the terms of a letter agreement (the “Agreement”) entered into on July 30, 2018 between Fundamental Global Investors, LLC and Mendakota Casualty Company. The Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Messrs. Cerminara and Johnson in their capacities as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

CUSIP No. 68244P107	13D	Page 13 of 20 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,721,028 shares of Common Stock, which represents approximately 45.5% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGAA, FGGM, FAFI, FGIH and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

In addition, CWA holds 70,398 shares of Common Stock for the accounts of individual investors, which represents approximately 1.2% of the Company’s outstanding shares of Common Stock. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims beneficial ownership of such shares.

The shares of Common Stock held by Messrs. Cerminara and Johnson do not include 6,666 shares potentially issuable to each of Messrs. Cerminara and Johnson pursuant to restricted stock units granted by the Company on December 15, 2017.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,984,766 shares of Common Stock reported by the Company as outstanding as of May 10, 2018 in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2018.

The Reporting Persons also beneficially own in the aggregate 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible. FGPM directly holds all of the shares of Preferred Stock. In addition, for the accounts of individual investors, CWA also holds 56,846 shares of Preferred Stock, including 44 shares of Preferred Stock held by Mr. Cerminara in a joint account with his spouse.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGAA, FGGM, FAFI and FGIH. BKTI is the sole limited partner of FGIH. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGGM, FAFI and FGIH (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGGM, FAFI and FGIH. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGGM, FAFI and FGIH. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGAA, FGGM, FAFI and FGIH. As Chief Executive Officer and Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara, and Fundamental Global Investors, LLC, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by BTN. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaims such beneficial ownership. Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by BTN. The Reporting Persons may be deemed to be a “group.”

(b) Each of FGPM, FGAA, FGGM, FAFI and FGIH beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGAA, FGGM, FAFI and FGIH. FGI International USVI, LLC, as the investment manager to FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGGM, FAFI and FGIH (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGGM, FAFI and FGIH. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGGM, FAFI and FGIH. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGAA, FGGM, FAFI and FGIH. As the Chief Executive Officer and Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara, and Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by BTN. Messrs. Cerminara and Johnson have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them.

CUSIP No. 68244P107	13D	Page 14 of 20 Pages

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims such beneficial ownership.

(c) On July 31, 2018, FGPM purchased 37,500 shares of the Company’s common stock and FAFI purchased 37,500 shares of the Company’s common stock from Mendakota Casualty Company, an affiliate of Kingsway America Inc., in a privately negotiated transaction, at a price of $7.131 per share, for the aggregate purchase price of $534,825.00.

(d) The customers of CWA have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of shares of Common Stock, and the power to direct the receipt of dividends from any shares of Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. None of CWA, its owners and its managers have an economic or pecuniary interest in any shares of the Common Stock reported herein as being held in CWA’s customer accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Each of Messrs. Cerminara and Johnson have entered into an investment advisory agreement with CWA pursuant to which CWA exercises discretionary investment management authority with respect to shares of Common Stock held in Messrs. Cerminara’s and Johnson’s customer accounts with CWA.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 11, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter Agreement, dated July 30, 2018, by and between Fundamental Global Investors, LLC and Mendakota Casualty Company.

CUSIP No. 68244P107	13D	Page 15 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 2, 2018

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI 1347 HOLDINGS, LP,
by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 16 of 20 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

BK TECHNOLOGIES, INC.

/s/ William P. Kelly
William P. Kelly
Executive Vice President and Chief Financial Officer

CUSIP No. 68244P107	13D	Page 17 of 20 Pages

Schedule A

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Chief Executive Officer and Chairman of the Board of Directors Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Lance V. Schulz	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Senior Vice President, Chief Financial Officer and Treasurer Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	See above.	See above.

Samuel C. Freitag	10955 Lowell Avenue, Suite 600 Overland Park, KS 66210	Private Investor 10955 Lowell Avenue, Suite 600 Overland Park, KS 66210

William J. Gerber	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Colonel Jack H. Jacobs	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Professor; Private Investor; Television Analyst; Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

CUSIP No. 68244P107	13D	Page 18 of 20 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Charles T. Lanktree	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

Robert J. Roschman	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, FL 33334 Roschman Enterprises is involved in real estate, property management and property development.

Ndamukong Suh	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

CUSIP No. 68244P107	13D	Page 19 of 20 Pages

Schedule B

Identity and Background of Executive Officers of BK Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Timothy A. Vitou	7100 Technology Drive West Melbourne, FL 32904	President BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904
William P. Kelly	7100 Technology Drive West Melbourne, FL 32904	Executive Vice President, Chief Financial Officer and Secretary BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904
Henry R. (Randy) Willis	7100 Technology Drive West Melbourne, FL 32904	Chief Operating Officer BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

James R. Holthaus	7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of BK Technologies, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Chief Executive Officer and Chairman of the Board of Directors Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Michael R. Dill	7100 Technology Drive West Melbourne, FL 32904

Vice President and General Manger

GKN Aerospace Engine Systems North America

142 James South McDonnell Boulevard

Hazelwood, MO 63042

GKN Aerospace Engine Systems North America, a privately-held company, designs and manufactures innovative smart aerospace systems and components.

CUSIP No. 68244P107	13D	Page 20 of 20 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

Charles T. Lanktree	7100 Technology Drive West Melbourne, FL 32904	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

General E. Gray Payne	7100 Technology Drive West Melbourne, FL 32904	Chairman of Marine Corps. Association & Foundation 715 Broadway St Quantico, VA 22134

John W. Struble	7100 Technology Drive West Melbourne, FL 32904	Chief Financial Officer IntraPac International Corporation 136 Fairview Road, Suite 320 Mooresville, NC 28117 IntraPac International Corporation is a private equity owned manufacturing company.

Ryan R.K. Turner	7100 Technology Drive West Melbourne, FL 32904

Vice President of Strategic Investments

Ballantyne Strong, Inc.

11422 Miracle Hills Drive, Suite 300

Omaha, NE 68154

Ballantyne Strong, Inc. is a publicly-held holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets.